Exhibit 99.4

Certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. Information that was omitted has been noted in this document with a placeholder identified by the mark “[***]”.

SIXTH AMENDMENT TO PROCEEDS DISBURSING AND SECURITY AGREEMENT

This Sixth Amendment to Proceeds Disbursing and Security Agreement (this “Amendment”) is entered into as of June 21, 2024 (the “Effective Date”), by and among UMB BANK, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Trustee, solely in its capacity as disbursing agent (“Disbursing Agent”), GALLAGHER IP SOLUTIONS LLC, a Delaware limited liability company (“Servicer”) as successor to NLC II, LLC (formerly known as NEWLIGHT CAPITAL LLC), a North Carolina limited liability company, as servicer for the benefit of the Disbursing Agent under the Disbursement Documents and as collateral agent for the benefit of the Trustee under the Trust Transaction Documents, NLC II, LLC (formerly known as NEWLIGHT CAPITAL LLC), a North Carolina limited liability company as Security Trustee for the benefit of the Security Beneficiaries under the Security Trust Deed (“Security Trustee”) and CARBON REVOLUTION OPERATIONS PTY LTD ACN 154 435 355, a company limited by shares and incorporated in Australia (“Issuer”), CARBON REVOLUTION TECHNOLOGY PTY LTD ACN 155 413 219 (“Carbon Technology”), CARBON REVOLUTION PUBLIC LIMITED COMPANY, a public limited company incorporated in Ireland (Irish Registered number 607450) (“Carbon Public”) and CARBON REVOLUTION PTY LTD ACN 128 274 653 (formerly CARBON REVOLUTION LIMITED) (“Carbon Revolution”, and together with the Issuer, Carbon Public and Carbon Technology, each, a “Co-Obligor” and collectively, the “Co-Obligors”).

RECITALS

WHEREAS, the Co-Obligors, Disbursing Agent, and Servicer are parties to that certain Proceeds Disbursing and Security Agreement dated as of May 23, 2023 (as amended by that certain First Amendment to Proceeds Disbursing and Security Agreement dated as of September 11, 2023, as further amended by that certain Second Amendment to Proceeds Disbursing and Security Agreement dated as of September 18, 2023, as further amended by that certain Third Amendment to Proceeds Disbursing and Security Agreement dated as of October 18, 2023, as further amended by that certain Waiver and Fourth Amendment to Proceeds Disbursing and Security Agreement dated as of March 4, 2024, as further amended by that certain Fifth Amendment to Proceeds Disbursing and Security Agreement dated as of May 24, 2024, as supplemented by that certain Joinder to Proceeds Disbursing and Security Agreement dated November 3, 2023 for purposes of joining Carbon Public as a Co-Obligor, and as may be further amended, restated, supplemented and otherwise modified from time to time, the “Disbursing Agreement”; capitalized terms used and not otherwise defined in this Amendment shall have the meanings given to such terms in the Disbursing Agreement to the extent defined therein) and the parties desire to amend the Disbursing Agreement in accordance with the terms and conditions of this Amendment;

WHEREAS, the Issuer has requested that the Servicer and the Disbursing Agent agree to amend certain terms of the Disbursing Agreement; and the Servicer and Disbursing Agent (at the direction of the Issuer and the Consenting Noteholders as defined in the Third Supplemental Indenture referenced below) agree to amend the terms of the Disbursing Agreement in accordance with the terms and conditions of this Amendment; and

WHEREAS, (i) this Amendment is being made to “modify or waive any of the covenants, agreements, limitations or restrictions of the Co-Obligors set forth in the Disbursing Agreement” as set forth in Section 9.03(d) of the Indenture (as defined below) and, (ii) pursuant to Section 9.04 of the Trust Indenture dated as of May 23, 2023 between Issuer and UMB Bank, National Association, as trustee (the “Trustee”) (as may be amended, restated, supplemented and otherwise modified from time to time, including that certain Third Supplemental Indenture to the Trust Indenture, dated as of June 21, 2024, between the Issuer, as “Issuer,” and the Disbursing Agent, as “Trustee” (the “Third Supplemental Indenture”), and collectively, the “Indenture”), this Amendment is being made by, at the direction of and with the consent of the Consenting Noteholders.

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the parties hereto hereby agree as follows:

1.           Amendment to Disbursing Agreement.

(a)          Section 1.1 (Definitions and Construction) of the Disbursing Agreement is hereby amended by adding the following new defined terms in the appropriate alphabetical order:

““Last Out Note” means a fully registered “Last Out Note” issued under and as defined in the Trust Indenture.

“Last Out Subordination Agreement” shall have the meaning ascribed to such term as set forth in the Third Supplemental Indenture.

“Notes” has the meaning assigned to such term in the Trust Indenture.

“OIC” shall mean OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company, and any and all of their Affiliates that are (or may become) Noteholders of any Series 2024-A Notes or Last Out Notes.

“Tooling” shall mean dies, molds, tooling and similar items.

“Tooling Indebtedness” shall mean all present and future Indebtedness, the proceeds of which are utilized to finance Tooling for which the development of, investment in, or sales of such Tooling is covered under specific written purchase orders or other agreements between, on the one hand, the Issuer and any other Co-Obligor, and, on the other hand, its or their customer counterparties, which Indebtedness can be and is being fully serviced by payments for such Tooling so financed and which payments are not in dispute.”

(b)         The definition of “Adjusted EBITDA” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Adjusted EBITDA” means for any period, Net Income (loss), plus (in each case to the extent deducted in determining Net Income for such period) (a) depreciation and amortization expense, (b) stock-based compensation expense, (c) interest expense, (d) income tax expense, (e) amortization of foreign currency (gain) loss, (f) fees, costs and expenses paid or payable in cash (including without limitation all Insurance Policy Premiums and all other amounts payable under Section 2.5 below) incurred or paid by Issuer and any of its Subsidiaries in connection with the Term Advances, the Disbursement Documents, the Notes, the Trust Indenture, other Trust Transaction Documents and the transactions contemplated thereby up to and including the Closing Date, (g) one-time transactional fees and costs incurred in connection with the TRCA SPAC Transaction and Qualified Capital Raises, (h) non-cash expenses and charges and non-recurring expenses and charges as may be pre-approved by Servicer in Servicer’s sole discretion, less capitalized research and development costs and (i) non-cash charges for employee compensation plans or other non-cash expenses or charges, arising from the sale or issuance of Equity Interests, the granting of options for Equity Interests, the granting of appreciation rights and similar arrangements in respect of Equity Interests (including any repricing, amendment, modification, substitution or change of any such Equity Interests or similar arrangements).”

(c)         The definition of “Disbursement Documents” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Disbursement Documents” means, collectively, this Agreement, any note or notes executed by Issuer evidencing the Term Advance, the Disbursement Letter, the Disbursement Monitoring Agreement, the Insurance Policy, the Fee Letter, the Australian Security Documents, the Security Trust Deed, any intellectual property security agreements, any Control Agreements, any landlord waivers, bailee waivers or similar documents, the Perfection Certificates, any guaranties, any Subordination Agreements, any Last Out Subordination Agreement, any other collateral security agreements and any other agreement entered into by Issuer or any other Co-Obligor pursuant to or in connection with this Agreement and any other document, certificate or other writing executed or delivered by Issuer or any other Co-Obligor pursuant to this Agreement or any of the foregoing, in each case as amended, modified or supplemented from time to time; provided, for the avoidance of doubt, “Disbursement Documents” shall exclude the Notes, the Trust Indenture and the other Trust Transaction Documents.”

(d)         Clauses (a)(i) and (a)(ii) of the definition of “Excluded Tax” in Section 1.1 of the Disbursing Agreement are hereby deleted in their entirety and replaced with the following:

“(i) a Tax calculated on or by reference to the gross amount of any payment (without allowance for any deduction) derived by a Finance Party under a Transaction Document, the Notes, or any other document referred to in a Transaction Document; or

(ii) a Tax imposed as a result of a Finance Party being considered a resident of, or organized or doing business in, that jurisdiction solely as a result of it being a party to a Transaction Document or the Notes or any transaction contemplated by a Transaction Document or the Notes;”

(e)         The definition of “Minimum Available Cash Requirement” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Minimum Available Cash Requirement” means (1) prior to December 31, 2023, an amount not less than the product of the absolute value of the average monthly Adjusted EBITDA for the three (3) months most recently ended on such date multiplied by the following number set forth below opposite such month under the column “Multiplier”, as reflected in the applicable Compliance Certificate (together with calculations evidencing the same), and (2) on or after January 1, 2024, an amount for each fiscal month not less than the amounts set forth below opposite such fiscal month under the column “Amount”, as reflected in the applicable Compliance Certificate.”

Fiscal Months Ending	Multiplier	Amount (AUD)
June 30, 2023 through November 30, 2023	[***]	[***]
December 31, 2023	[***]	[***]
January 31, 2024	[***]	[***]
February 29, 2024	[***]	[***]
March 31, 2024	[***]	[***]
April 30, 2024	[***]	[***]
May 31, 2024	[***]	[***]
June 30, 2024 through December 31, 2024	[***]	[***]
January 31, 2025 through December 31, 2025	[***]	[***]
January 31, 2026 through December 31, 2026	[***]	[***]
January 31, 2027 through May 31, 2027	[***]	[***]

(f)        Clause (b) of the definition of “Permitted Indebtedness” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(b) Indebtedness of Issuer or any other Co-Obligor arising under the Notes, Trust Indenture or any other Trust Transaction Document;”

(g)        The definition of “Permitted Indebtedness” in Section 1.1 of the Disbursing Agreement is hereby amended to include the following clause (v):

“(v) Tooling Indebtedness in an aggregate principal amount not to exceed [***]  with respect to the Issuer and any other Co-Obligors outstanding at any time; provided however that the annual yield (include cash payments, interest, premiums, interest margins, upfront fees, benchmark floor, original issue discount, prepayment premiums, customary arrangement fees, syndication fees, structuring fees or commitment fees) on such Tooling Indebtedness prior to the Term Advance Maturity Date does not exceed 12.5% of the aggregate principal amount of such Tooling Indebtedness.”

(h)         Clause (a) of the definition of “Permitted Lien” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(a) (i) any Liens existing on the Closing Date that are disclosed in Schedule 7.5 hereto; and (ii) any Liens arising under this Agreement, the other Finance Documents, the Trust Indenture or the other Trust Transaction Documents securing the Notes or the Secured Obligations;”

(i)          The definition of “Permitted Lien” in Section 1.1 of the Disbursing Agreement is hereby amended to include the following clause (n):

“(n) any Liens securing obligations related to Tooling Indebtedness permitted to be incurred pursuant to clause (v) of the definition of Permitted Indebtedness hereof for so long as such obligations related to Tooling Indebtedness are outstanding.”

(j)           The definition of “PIK Interest” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““PIK Interest” shall have the meaning ascribed to such term in the Indenture (as amended by the Second Supplemental Indenture and the Third Supplemental Indenture).”

(k)          The definition of “Tax Deduction” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Tax Deduction” shall mean a deduction or withholding (to the extent permitted by law) for or on account of Tax from a payment under a Transaction Document or any of the Notes.”

(l)           The definition of “Trust Indenture” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Trust Indenture” means that certain Trust Indenture of even date herewith, by and between Issuer, as “Issuer,” and Disbursing Agent, as “Trustee,” pursuant to which certain Note Purchasers (as defined therein) will purchase the Notes, all as more particularly described, and subject to the terms and conditions therein, as supplemented by the Second Supplemental Indenture to the Trust Indenture, dated May 24, 2024, between the Issuer, as “Issuer,” and Disbursing Agent, as “Trustee,” and as supplemented by the Third Supplemental Indenture to the Trust Indenture, dated June 21, 2024, between the Issuer, as “Issuer,” and Disbursing Agent, as “Trustee,” and as may be amended, restated, amended and restated, supplemented or modified from time to time.”

(m)         The definition of “Trust Transaction Documents” in Section 1.1 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

““Trust Transaction Documents” mean the Notes, Trust Indenture, Placement Agreement (as such term is defined in the Trust Indenture), Servicing Agreement and any other agreement entered into by Issuer or any other Co-Obligor pursuant or in connection with the foregoing documents and any other document, certificate or other writing executed or delivered by Issuer or any other Co-Obligor pursuant to the Trust Indenture or any of the foregoing, in each case as amended, modified or supplemented from time to time; provided that for the avoidance of doubt, “Trust Transaction Documents” shall not include Disbursement Documents.”

(n)          Section 2.1(a) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(a)        Term Advance. Subject to the terms and conditions of this Agreement and the Trust Indenture, Disbursing Agent shall disburse to Issuer (i) on the Closing Date, or as soon thereafter as practical, the proceeds of the Series 2023-A Notes issued under the Trust Indenture, in an aggregate amount of Sixty Million Dollars ($60,000,000) (the “Series 2023-A Term Advance”), (ii) on the Fifth Amendment Effective Date, or as soon thereafter as practical or as otherwise set forth in the Trust Indenture, the proceeds of the Series 2024-A Notes issued under the Trust Indenture, in an aggregate amount of Five Million Dollars ($5,000,000), (iii) on the date of issuance, or as soon thereafter as practical, the proceeds of any Additional Series 2024-A Notes issued under the Trust Indenture, (clauses (ii) and (iii), the “Series 2024-A Term Advance”) and (iv) on the date of issuance, or as soon thereafter as practical, the proceeds of any Last Out Notes issued under the Trust Indenture (the “Last Out Term Advance”, and together with the Series 2023-A Term Advance, the Series 2024-A Term Advance, the “Term Advance”). Notwithstanding the foregoing, the reference to “the advance” in the definition of “Disbursement” in the Disbursement Monitoring Agreement shall be deemed to refer to the Series 2023-A Term Advance only.”

(o)          Section 2.1(b) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(b)     Repayments to Disbursing Agent in Satisfaction of Obligation to Noteholders. Issuer promises to pay to the order of Disbursing Agent, in lawful money of the United States of America, the aggregate unpaid principal amount of each Term Advance disbursed by Disbursing Agent to Issuer hereunder. Issuer shall also pay interest on the unpaid principal amount of each Term Advance at rates and at times in accordance with the terms hereof. Notwithstanding anything to the contrary contained herein or in any other Finance Document, Issuer’s promise to pay to the order of Disbursing Agent the aggregate unpaid principal amount of each Term Advance and interest on the unpaid principal amount of each Term Advance shall not give rise to an obligation of Issuer to that is separate to its obligation to pay principal and interest on the Notes. At all times, Issuer’s payment of the aggregate unpaid principal amount of each Term Advance and interest on the unpaid principal amount of each Term Advance is to be construed solely as the whole or partial satisfaction of Issuer’s obligation to make payments of principal and interest to the Noteholders.”

(p)          Section 2.1(c) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(c)        Relationship with Series 2023-A Notes and the Series 2024-A Notes and the Last Out Notes. Notwithstanding any provision to the contrary contained herein or in any Finance Document, each Term Advance shall be deemed to be repaid or prepaid to the same extent, in the same amounts and at the same times, as the Series 2023-A Notes and/or the Series 2024-A Notes and/or the Last Out Notes, as the case may be, are redeemed with funds provided by the Issuer, and/or amounts from the Expense Fund (as defined in the Trust Indenture) supplied by the Issuer and/or the “Trust Estate” (as defined in the Trust Indenture) (but not to the extent repaid or prepaid with the proceeds of the Insurance Policy, or other payment by the Insurer), applied, under and in accordance with the Trust Indenture to the payment of the Series 2023-A Notes and/or the Series 2024-A Notes and/or the Last Out Notes, as the case may be, and to the extent that funds sufficient to pay the Series 2023-A Notes, the Series 2024-A Notes and the Last Out Notes in full have been irrevocably deposited by the Issuer with the Trustee (but not to the extent repaid or prepaid with the proceeds of the Insurance Policy, or other payment by the Insurer), the corresponding liability of Issuer to Disbursing Agent for the payment of each Term Advance will forthwith cease, be satisfied and be completely discharged. For the avoidance of doubt, it is understood that, notwithstanding the foregoing, (i) any Secured Obligations (or any other obligations owed to Servicer, Disbursing Agent or Insurer by the Issuer under the Finance Documents not included within the Secured Obligations) not so paid shall remain outstanding and this Agreement and any other Finance Documents shall remain and be in full force and effect, (ii) no portion of the 2023-A Term Advance shall be deemed to be repaid to the extent that the Series 2023-A Notes are redeemed or paid from the proceeds of the Insurance Policy, and in such event the outstanding Term Advance and all other Secured Obligations and this Agreement and any other Finance Documents shall be deemed to remain outstanding and shall remain and be in full force and effect, (iii) no portion of the Last Out Term Advance shall be deemed to be repaid to the extent that the Series 2023-A Term Advance and/or the Series 2024-A Term Advance remain outstanding, and in such event the outstanding Last Out Term Advance shall remain and be in full force and effect and (iv) the foregoing shall not impair the Reimbursement Obligation of the Issuer under the Disbursement Documents.”

(q)          Section 2.2(a) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(a)        Interest Rate. The interest rate on the Series 2023-A Term Advance shall be the same as the interest rate under the Series 2023-A Notes, as supplemented by the Second Supplemental indenture providing for the payment of PIK Interest at the election of the Issuer (subject to the notice requirements set forth therein), and shall be calculated by reference to the Series 2023-A Notes and the Second Supplemental Indenture, and the interest rate on the Series 2024-A Term Advance shall be the same as the interest rate under the Series 2024-A Notes and shall be calculated by reference to the Series 2024-A Notes, and the interest rate on the Last Out Term Advance shall be the same as the interest rate under the Last Out Notes and shall be calculated by reference to the Last Out Notes.”

(r)        The second sentence of Section 2.2(b) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“Except as set forth below, all Obligations shall bear interest, from and after the occurrence and during the continuance of an Event of Default, at a rate equal to five (5) percentage points above the interest rate applicable to the Series 2023-A Notes immediately prior to the occurrence of an Event of Default; provided that (i) from and after the occurrence and during the continuance of an Event of Default, the Series 2024-A Term Advance shall bear interest at a rate equal to five (5) percentage points above the interest rate applicable to the Series 2024-A Notes immediately prior to the occurrence of an Event of Default, and (ii) from and after the occurrence and during the continuance of an Event of Default, the Last Out Term Advance shall bear interest at a rate equal to five (5) percentage points above the interest rate applicable to the Last Out Notes immediately prior to the occurrence of an Event of Default (such interest rate, as the case may be, the “Default Rate”).”

(s)          Section 2.2(c) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(c)       Payments. Interest on each Term Advance shall be due and payable in arrears, on the first (1st) calendar day of each month during the term hereof, commencing with the first such day of the first full month to occur after the date of such Term Advance. Any payment of interest under the Term Advance will be taken to be a payment of interest under the Notes, as applicable. Servicer may, at its option, charge any or all Disbursing Agent and Related Expenses, other Obligations and Late Fees against Issuer’s deposit accounts, all as provided in the Trust Indenture. All payments shall be subject to Sections 2.6 and 2.7 below.”

(t)           Section 4.7(e) of the Disbursing Agreement is hereby revised to add the following new clause (v):

“(v)       the instructions of the Noteholders of all Outstanding Last Out Notes is required in respect of any proposed amendment to the Finance Documents that would have a materially adverse and disproportionate effect on the Noteholders of Last Out Notes; and”

(u)          Section 4.7 of the Disbursing Agreement is hereby revised to add the following new Section 4.7(f):

“(f)         Each of the Issuer and each other Co-Obligor acknowledges and agrees that the Collateral which is subject to the security interest it has granted in favor of the Security Trustee pursuant to Section 4 of this Agreement and the Australian Security Documents constitutes all or substantially all of the assets of the Co-Obligors.”

(v)          Schedule 6.8 (Financial Covenants) is hereby amended and restated in its entirety with the Schedule 6.8 attached hereto as Annex I.

(w)          Section 6.28(b) of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“(b) Notwithstanding anything to the contrary in this Agreement, the Disbursement Documents or the Finance Documents, to the extent the amounts in the Debt Service Reserve do not satisfy the One-Month Debt Service Reserve or the Three-Month Debt Service Reserve at the time of any disbursement of a Series 2024-A Term Advance or at the time of any disbursement of any Last Out Term Advance, the Issuer shall be entitled to direct the Disbursing Agent (pursuant to an Officer’s Certificate delivered to the Trustee on or before the delivery date of the Notes to which the Series 2024-A Term Advance or Last Out Term Advance relate) to disburse the proceeds of such Series 2024-A Notes or such Last Out Notes directly to the Debt Service Reserve in an amount equal to the greater of (x) [***] and (y) the One-Month Debt Service Reserve.”

(x)          Section 7.8 of the Disbursing Agreement is hereby deleted in its entirety and replaced with the following:

“7.8       Transactions with Affiliates. Except for (a) the intra-group company licenses between the Issuer and Carbon Revolution in the form approved by the Servicer prior to the date of this Agreement, (b) the Transfer of registered Intellectual Property Collateral including all underlying copyright, designs or inventions in the same from the Issuer to Carbon Revolution and (c) for the avoidance of doubt, the transactions between OIC and the Issuer contemplated by the Second Supplemental Indenture and Third Supplemental Indenture, directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Issuer or any other Co-Obligor, except for transactions that are in the ordinary course of such Person’s business, upon fair and reasonable terms that are no less favorable to Issuer and any such Co-Obligor than would be obtained in an arm’s length transaction with a non-affiliated Person.”

(y)          Each reference in the Disbursing Agreement (including, for the avoidance of doubt, any references contained in the definitions of “Disbursement Documents” and “Trust Transaction Documents”) to “Newlight Capital LLC” and “Newlight” in its capacity as Servicer shall be replaced with “Gallagher IP Solutions LLC” and “Gallagher” in its capacity as Servicer.

(z)         The third paragraph of Exhibit A (Collateral description attachment to Proceeds Disbursing and Security Agreement) is hereby deleted in its entirety and replaced with the following:

“Notwithstanding the foregoing, the Collateral shall not include the following (“Excluded Property”): (1) any license or contract, in each case if the granting of a security interest in such license or contract is prohibited by or would constitute a default under the agreement governing such license or contract (but (A) only to the extent such prohibition  (I) was not created in contemplation of the security interest granted by the Issuer and the other Co-Obligors under the PDSA and the other Finance Documents and (II) is enforceable under applicable law and (B) other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 (or any other Section) of Article 9 of the Code); provided that upon the termination, lapsing or expiration of any such prohibition, or the waiver of such provision or consent thereto, such license or contract, as applicable, shall automatically be subject to the security interest granted in favor of the Security Trustee and become part of the Collateral, or (2) any equipment subject to a purchase money security interest permitted to be incurred under the PDSA as to which the corresponding purchase money Indebtedness remains outstanding, to the extent that a grant of a security interest or Lien therein would require a consent not obtained or violate or invalidate such purchase money arrangement or create a right of termination in favor of any party thereto (other than the Issuer or any Co-Obligor), after giving effect to the applicable anti-assignment provisions of the Code and other applicable law, or (3) any United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law, provided that upon submission to and acceptance by the federal Patent and Trademark Office of an amendment to allege use, such intent-to-use trademark application shall automatically be subject to the security interest granted in favor of Servicer and become part of the Collateral, or (4) any Excluded Intellectual Property, or (5) any Tooling for so long as such Tooling secures any Tooling Indebtedness as permitted by clause (n) of the definition of Permitted Lien;

provided, however, that notwithstanding anything to the contrary set forth above (1) the Excluded Property shall not include any proceeds, products, substitutions or replacements of Excluded Property (unless the proceeds, products, substitutions or replacements would otherwise constitute Excluded Property) and (2) immediately upon the ineffectiveness, lapse or termination of any restriction or condition causing or resulting in such property being Excluded Property, the Collateral shall include, and such Co-Obligor shall be deemed to have granted a security interest in, to and under all such property referred to in above, as if such restriction or condition had never been in effect.”

2.         Transaction Documents. The Disbursing Agreement, the other Disbursement Documents, the Indenture and the other Trust Transaction Documents shall be and remain in full force and effect in accordance with their terms and conditions and are hereby ratified and confirmed in all respects. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as an amendment or modification of the Disbursing Agreement or as a waiver of, or as an amendment of, any right, privilege, protection, limitation of liability, immunity, indemnity, power, or remedy of Servicer or Disbursing Agent under the Disbursing Agreement, the other Disbursement Documents, the Indenture or the other Trust Transaction Documents, as in effect prior to the date hereof, whether in respect of any similar transaction or transaction or otherwise. Reference to this Amendment need not be made in the Disbursing Agreement, the other Disbursement Documents, the Indenture or the other Trust Transaction Documents, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Disbursing Agreement, any reference in any of such items to the Disbursing Agreement being sufficient to refer to the Disbursing Agreement as amended hereby.

3.           Representations, Warranties and Covenants. Issuer represents and warrants and covenants that immediately before and after giving effect to this Amendment:

(a)          Except as disclosed in writing to the Servicer and Disbursing Agent prior to the execution of this Amendment and other than the representation set forth in Section 5.9 of the Disbursing Agreement, (i) each of the representations and warranties contained in the Disbursing Agreement and in any other document furnished in connection therewith is true and correct in all material respects (provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language is true and correct in all respects) on the date hereof (provided, that those representations and warranties expressly referring to a specific date are true and correct in all material respects (or in all respects, if such representation and warranty is qualified as to “materiality”, “Material Adverse Effect” or similar language) as of such date); and (ii) no Event of Default or “Event of Default” as defined under the Indenture has occurred and is continuing or would exist after giving effect to this Amendment;

(b)         the execution, delivery and performance of this Amendment are within the Co-Obligors’ corporate (or equivalent) powers, has been duly authorized by all necessary corporate action of the Issuer, has been duly executed and delivered by the Issuer, does not and will not conflict with nor constitute a breach of any provision contained in any Co-Obligors’ constituent or organizational documents, does not and will not constitute an event of default under any material agreement to which any Co-Obligor is a party or any Co-Obligor is bound and does not violate the terms of the Indenture;

(c)          this Amendment is the legal, valid and binding obligation of the Co-Obligors, enforceable against the Co-Obligors in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting the enforceability of creditors’ rights generally and to general principles of equity; and

(d)        no Event of Default or payment default under Section 8.1 of the Disbursing Agreement or Section 6.01 of the Indenture has occurred and is continuing.

4.           Effectiveness. As a condition to the effectiveness of this Amendment:

(a)          Disbursing Agent and Servicer shall have received this Amendment duly executed by each of the parties hereto;

(b)          Issuer shall have paid all fees, charges and disbursements of Morgan Lewis & Bockius LLP, Gilbert + Tobin, Akin Gump Strauss Hauer & Feld LLP and the Disbursing Agent and Trustee (including their counsel, Faegre Drinker Biddle & Reath LLP);

(c)        Disbursing Agent and the Servicer shall have received a certificate of an officer of the Issuer stating that (x) the amendment, change, or modification (i) is authorized by all necessary corporate action of the Issuer, (ii) does not violate the terms of the Indenture, the Disbursing Agreement, the Disbursement Documents, and/or the Trust Transaction Documents, (iii) has been duly executed, and delivered by the Issuer, and (iv) is a legally binding and enforceable obligation of the Issuer in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law, and the Disbursing Agent may enter into an amendment, change or modification to the Disbursing Agreement solely in reliance on such certificate and is not required to undertake its own analysis with respect to such amendment, change or modification and (y) that (i) the only Indebtedness of the Issuer or any Co-Obligor outstanding as of the date of this Amendment constitutes Permitted Indebtedness and (ii) the only Liens of the Issuer or any Co-Obligor outstanding as of the date of this Amendment constitute Permitted Liens;

(d)         a duly executed amendment to the Australian General Security Deed to exclude from the secured property Tooling subject to a Lien securing Tooling Indebtedness permitted under this Amendment; and

(e)          the Issuer and Trustee shall have duly executed and delivered the Third Supplemental Indenture.

Notwithstanding the foregoing, solely with respect to Section 2 of this Amendment, such provision shall not become operative until the Insurer shall have consented to this Amendment in writing.

5.           Reaffirmation of Guarantee and Security Interests.

(a)        Each of the Co-Obligors (each for this purpose, a “Reaffirming Party”) hereby confirms that each Disbursement Document to which it is a party or otherwise bound and all Collateral encumbered thereby will continue to guarantee or secure, as the case may be, to the fullest extent possible in accordance with the Disbursement Documents the payment and performance of all Obligations under the Agreement (including all such Obligations as amended and reaffirmed pursuant to this Amendment) under each of the Disbursement Documents to which it is a party.

(b)       Without limiting the generality of the foregoing, the Reaffirming Party hereby confirms, ratifies and reaffirms its payment obligations, guarantees, pledges, grants of security interests in favor of the Servicer and/or Security Trustee (as applicable) and other obligations, as applicable, under and subject to the terms of each of the Disbursement Documents to which it is a party. The Reaffirming Party hereby confirms that no additional filings or recordings need to be made, and no other actions need to be taken, by the Reaffirming Party as a consequence of this Amendment in order to maintain the perfection and priority of the security interests in favor of the Servicer and/or Security Trustee (as applicable) created by the Agreement.

(c)        The Reaffirming Party acknowledges and agrees that each of the Disbursement Documents to which it is a party or otherwise bound shall continue in full force and effect and that all of its payment obligations, guarantees, pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of such Disbursement Documents shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this Amendment or any of the transactions contemplated hereby.

6.         Disbursement Document; Covenants. This Amendment constitutes a Disbursement Document for all purposes and all references to the Disbursing Agreement in any Disbursement Document and all references in the Disbursing Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Disbursing Agreement, shall, unless expressly provided otherwise, mean and be a reference to the Disbursing Agreement, after giving effect to this Amendment. Any breach or violation or failure to perform any provision of this Amendment, shall be deemed to be a default under Section 8 of the Disbursing Agreement.

7.         Choice of Law; Venue; Jury Trial Waiver. Section 12 of the Disbursing Agreement (Choice of Law and Venue; Jury Trial Waiver) is incorporated by this reference in this Amendment as though fully set forth herein, mutatis mutandis.

8.          Counterparts. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Amendment. Delivery of an executed signature page or counterpart (or electronic image or scan transmission (such as a “pdf” file) thereof), whether by facsimile transmission, e-mail, similar form of electronic transmission or otherwise (and whether executed manually, electronically or digitally), shall be effective as delivery of a manually executed counterpart and shall create a valid and binding obligation of the party executing the same or on whose behalf such signature page or counterpart is executed.

9.         The Disbursing Agent. The Servicer hereby authorizes and directs the Disbursing Agent to execute this Amendment, and each of the Servicer and Issuer acknowledges and agrees that, in so acting, the Disbursing Agent (i) shall be entitled to all of the rights, privileges, benefits, protections, indemnities, limitations of liability, and immunities of the Trustee set forth in the Indenture; and (ii) has acted consistently with (and not in breach or violation of) its standard of care under the Indenture. The Issuer agrees that the execution by the Disbursing Agent of this Amendment is consistent with, and permitted by, the Indenture, the Disbursing Agreement, the Disbursement Documents, and/or the Trust Transaction Documents.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as a deed as of the date first above written.

Issuer

Signed, sealed and delivered by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Jacob Dingle	/s/ David Nock
Signature of director	Signature of director/secretary

Jacob Dingle	David Nock
Name of director (print)	Name of director/secretary (print)

Co-Obligors

Signed, sealed and delivered by Carbon Revolution Technology Pty Ltd ACN 155 413 219 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Jacob Dingle	/s/ David Nock
Signature of director	Signature of director/secretary

Jacob Dingle	David Nock
Name of director (print)	Name of director/secretary (print)

Signed, sealed and delivered by Carbon Revolution Pty Ltd ACN 128 274 653 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Jacob Dingle	/s/ David Nock
Signature of director	Signature of director/secretary

Jacob Dingle	David Nock
Name of director (print)	Name of director/secretary (print)

[Carbon Revolution – Signature Page to Sixth Amendment to Proceeds Disbursing and Security Agreement]

Disbursing Agent:

UMB BANK, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Trustee, solely in its capacity as Disbursing Agent

By:	/s/ Julius R. Zamora
Name:	Julius R. Zamora
Title:	Vice President

Servicer:

GALLAGHER IP SOLUTIONS LLC

By:	/s/ Anthony J. McIntyre
Name:	Anthony J. McIntyre
Title:	Authorized Signatory

Security Trustee:

NLC II, LLC

By:	/s/ Anthony J. McIntyre
Name:	Anthony J. McIntyre
Title:	Authorized Signatory

[Carbon Revolution – Signature Page to Sixth Amendment to Proceeds Disbursing and Security Agreement]

Annex I

Schedule 6.8
Financial Covenants1

Fiscal Month Ending	Minimum Trailing Six Month Revenue (AUD)	Minimum Trailing Six Month Adjusted EBITDA (AUD)	Maximum Trailing Six Month Capital Expenditures (AUD)	Maximum Trailing Twelve Month Capital Expenditures (AUD)
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1 For the avoidance of doubt, all financial covenant calculations shall be in Australian Dollars.

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